FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of February 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



The following text is the English translation of a news release issued in Germany by HSBC Holdings plc's subsidiary.

23 February 2006

                          HSBC TRINKAUS & BURKHARDT KGaA
                                  2005 DIVIDEND

The Supervisory Board and Managing Partners of HSBC Trinkaus & Burkhardt decided today to propose to the Annual General Meeting on 30 May 2006 the payment of a dividend of EUR2.50 per share (previous year EUR2.25 per share). The decision by its Supervisory Board and Managing Partners is based on the draft results for the financial year ended 31 December 2005. HSBC Trinkaus & Burkhardt is approximately 77.9 per cent indirectly owned by HSBC Holdings plc.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  February 23, 2006